Filed by: Connecticut Water Service, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Connecticut Water Service, Inc. (Commission File No.: 0-8084)

This filing relates to the proposed transaction between SJW Group (“SJW Group”) and Connecticut Water Service, Inc. (“CTWS”) pursuant to the Agreement and Plan of Merger, dated as of March 14, 2018, among SJW Group, Hydro Sub, Inc. and CTWS.

The following is the transcript of an analyst/investor conference call and webcast, held on March 15, 2018, to discuss the proposed transaction.

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SJW Group/Connecticut Water Service Combination

March 15, 2018

8:30 a.m. ET

Operator:	Good morning, ladies and gentlemen. Welcome to today’s conference call to discuss the merger between SJW Group and Connecticut Water. At this time, all participants are in listen only mode.

The call will be open for your questions following the presentation and instructions will be given at that time. Presenters on today’s call include Eric Thornburg, President and CEO of SJW Group and Dave Benoit, President and CEO of Connecticut Water.

Also on today’s call is Jim Lynch, Chief Financial Officer of SJW Group. As reminder this call is being recorded and a press release and slide presentation regarding today’s news are available at www.sjw-ctws.com.

I would also like to remind everyone that all statements made during the call that relate to future results and events including the proposed merger are forward-looking statements that are based on current expectations. Actual results and events could differ materially from those discussed here.

Please refer to the information on the Safe Harbor and Additional Information slide in the presentation as well as the additional information contained in the SEC filings for both companies. I will now turn the call over to Mr. Thornburg.

Eric Thornburg:	Thank you, operator, and good morning, everyone. We appreciate you joining us for today’s call. Dave and I would like to begin on slide five. This is an exciting day for SJW Group and Connecticut Water. Together we are

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combining in a merger of equals to create the third largest investor in water and wastewater utility in the United States.

As many of you know I spent over 11 years at Connecticut Water and joined SJW last year. Given my experience I have a deep appreciation for each company and their teams and I am confident that we can achieve great things together.

Indeed, we believe this merger will create significant growth opportunities and benefits. Slide five highlights many of these including the increased scale and geographic diversity of the combined company.

The meaningful earnings accretion we expect to achieve and the strong financial foundation we will have to support our growth. We will speak to each of these points in greater detail this morning but first, let me turn the call over to Dave for his opening remarks. Dave?

Dave Benoit:	Thank you, Eric. I share Eric’s excitement about this merger and look forward to working with him once again and continuing to build on the shared relationship model and the culture of service that we are both so proud to be part of. As you can see here our operations are located across the country from each other creating a geographically diverse partnership.

The combined company will have a strong multistate presence with high quality and well-run operations and constructive regulatory relationships in California, Connecticut, Maine and Texas. Our team of 700 plus water professionals will serve more than 1.5 million people with high quality and reliable water service.

Together we will be a larger, stronger organization with even more opportunities for growth and success. In addition to our merger announcement, I also wanted to highlight that Connecticut Water separately issued earnings today.

As you can see from that release we reported another strong quarter and full year for our shareholders and were very pleased with the results.

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Given the importance of our merger news, however, we intend to focus our remarks on our new combination but we are of course available to answer any questions you may have about our results.

With that said, let’s turn to slide six. As you can see here from an enterprise value and rate base perspective the combined company will be among the largest water and wastewater utility company in the nation.

And we will be significantly larger than either SJW Group or Connecticut Water on a stand alone basis. The enhanced scale of the new organization provides significant benefits. This includes greater trading liquidity, a more robust balance sheet, increased capital market access as well as a lower cost of capital.

Collectively we expect these scale benefits to better enable us to compete for attractive growth opportunities on a national level. Turning now to slide seven, the strategic logic and associated benefits of the transactions are compelling for both Connecticut Water and SJW Group shareholders.

Indeed, the merger brings together two companies with complementary market footprints, cultures, service records and management teams. The increased scale and more diverse geographies of the new organization provide the opportunity for investments in service and reliability that can further enhance value for our shareholders as well as for our customers and communities.

As I mentioned we will also be better positioned to compete for attractive investment opportunities on a national level given our improved cost of capital, market access and liquidity.

In addition to delivering a premium of 18 percent to Connecticut Water shareholders the transaction provides attractive accretion to both companies stand alone earnings potential.

The combination is expected to be accretive to each company’s stand alone earnings per share in the first fiscal year post closing increasing to mid to high single digit accretion in the earnings per share over the next couple of years.

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Connecticut Water shareholders will also receive a seven percent uplift in their dividend well to the companies annualized first quarter 2018.

These are meaningful drivers particularly given the opportunities we see for further earnings and dividend growth for the combined company in the years ahead. Now let me turn the call back over to Eric.

Eric Thornburg:	Thank you Dave. We are very excited about the benefits of this transaction for SJW group shareholders as well.

In addition to the earnings accretion that Dave discussed, SJW group will realize significant rate base expansion which we expect to drive long term earnings per share growth. At closing we expect to establish an annual dividend of at least $1.12 per share.

Both SJW and Connecticut Water have long records of dividend growth. And with the combined companies enhanced operating and financial foundation we will be well positioned to maintain this record well into the future. I want to emphasize the strong management team we will have.

This merger combines our talents, expertise and share vision to create a premier organization with significant long term benefits for all of our stakeholders. It will truly transform us. Turing now to slide number eight, Dave.

Dave Benoit:	The benefits for our customers, employees and communities are equally compelling. Connecticut Water and SJW Group both have records of world class customer service and strong community support.

As our individual companies have grown through the years our commitment to our customers and communities has been unwavering and we expect that to continue to be the case as we join together.

The new organization will maintain outstanding customer service which will be enhanced by leveraging technology, best practices, operational expertise and more extensive resources.

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Indeed this transaction should be virtually seamless to the customers we serve. There will be no change in our customer rates as results of the merger. We will also honor commitments for approximately $200 million dollars of annual capital investments in the communities we serve across our combined operations.

This includes moving forward with the main waters construction of a new surface water treatment facility in Saco, Maine. Both Eric and I recognize the valuable contributions that our employees make to our success. Our intent is to capitalize on the capabilities and talent of both organizations.

Over time we expect employees will benefit from additional opportunities for career development, geographic mobility that will result from being part of a larger, stronger and more diverse organization.

I want to emphasize that our operations will locally based and locally managed and that no layoffs are planned as a result of this merger. The dedicated and passionate teams that we serve – that serve our customers today will continue to serve our customers following the close of the transaction with local utilities continuing to operate under their current brand names.

For our communities we will remain a committed partner with employees active in local organizations and a focus on water conservation and environmental stewardship.

We will continue to focus on supporting economic development with investments that provide for growth, safety and reliability in the communities where we live, work and serve.

Eric Thornburg:	The terms of the transaction are straight forward and their detailed on slide number nine. The two companies will combine in a tax free all stock merger. Connecticut Water shareholders will receive 1.1375 shares of SJW group common stock, for each share of Connecticut Water common stock they own or the equivalent of $61.86 per share or about $750 million dollars in the aggregate.

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As Dave mentioned this fixed exchange ratio implies an 18 percent premium for Connecticut Water shareholders based on closing stock prices as of yesterday.

Following the closing of this transaction SJW Group shareholders will own approximately 60 percent of the combined company and Connecticut Water shareholders will own approximately 40 percent on a fully diluted basis.

After the closing of the merger and subject to the closing of the transaction, market conditions and board approval at the time, the combined company anticipates repurchasing up to $100 million of common stock, to return capital to shareholders and to maintain a balanced, consolidated capital structure.

As many of you know, both companies’ management teams have strong records of strategic execution and value creation. We’ve thoughtfully established a combined management team that will enable us to tap into these teams strengths.

Upon closing of the transaction, I will serve as Chairman, President and CEO of the newly merged company and Dave will serve as President of the New England region, overseeing the New England operations including Connecticut Water.

The rest of the corporate leadership will be comprised of individuals from both companies as detailed in the press release we issued today. The leaders at our utility operations will remain in place reflecting our commitment to local operations and local leadership.

Our board will also include members from both companies, with seven directors appointed by SJW Group and five directors, including the lead independent director, appointed by Connecticut Water.

Later in this morning’s call, we will discuss the combined company’s dividend profile and our path to completion in more detail. So, let me turn to the pro forma profile of our combined companies.

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On slide 11 you can see that the increased scale of the combined company goes well beyond our larger market footprint, based on each companies closing share price yesterday and the 1.1375 times transaction exchange ratio, the combined company would have a pro forma equity value of $1.9 billion and an enterprise value of $2.6 billion. Together we will have 379,000 connections and a combined rate base of approximately $1.3 billion and over 700 employees.

Both companies have long had constructive regulatory relationships in each of the states where we operate. Each state has constructive mechanisms which allow the utilities to earn timely recovery on capital investment, including a future test here in California and the water infrastructure and conservation adjustment rider in Connecticut.

As mentioned, we intend to leverage the expertise and experience from both companies while maintaining local leadership as reflected in the chart on slide 13.

There is a strong cultural fit between the two organizations and I’m confident that our unified team, which collectively has more than 150 years of experience in the water industry, will position us well to deliver on the opportunities ahead.

Turning to slide 15, we will remain a highly regulated company, providing shareholders with stable, predictable earnings. The combined company will also benefit from increased geographic and regulatory diversity with our net income generated from operations in four states.

This diversification enhances our cash flow stability and better positions us to identify and compete for attractive growth opportunities. As we look into the future, our enhanced financial flexibility will support investments that will enable us to further diversify our asset base while remaining true to our regulated roots.

I’ll now turn it back over to Dave to discuss some highlights of the pro forma combined company and our financial profile.

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Dave Benoit:	On slide 16, you can see that both companies have a record of delivering consistent earnings growth. Together, with our combined scale, diversity and expertise, we believe we will be even better positioned to continue this momentum

Looking at slide 17, for both SJW Group and Connecticut Water, a stable and growing dividend has been an important part of our total shareholder return. In fact, at Connecticut Water we have paid quarterly dividends for 62 years, since our founding in 1956, without interruption or reduction. And we’ve increased dividend payments in each of the past 48 years.

SJW Group and its predecessor have paid a common stock dividend for 74 consecutive years with its annual dividend increasing in each of the last 50 years. As a combined organization we believe our strong cast generation will enable us to continue our records of dividend growth well into the future.

As shown on slide 18, Connecticut Water and SJW Group have delivered superior shareholder returns. Both companies have outperformed peers as well as the utility index over the past three, five and seven year periods.

As our earnings and dividends growth continues to outpace others, we expect shareholders in the new SJW Group to continue receiving premium shareholder returns.

Turning now to slide 19, the new company will honor commitments for approximately $200 million of annual capital investments across its combined operations which will also support rate based growth.

These investments include pipeline replacement programs at both companies, moving forward with main water construction of a new surface water treatment facility in Saco, Maine. As well as previously approved work on the warded Montevina treatment plant in Los Cabos, California.

This merger underscores both management teams commitment to building a stronger more stable utility enterprise with greater diversification in operating cash flow. The combined company is expected to benefit from a robust balance sheet and enhanced financial flexibility with total assets of $2.4 billion.

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Our combined resources create substantial liquidity to fund existing capital requirements and incremental growth opportunities. Given the incremental debt capacity resulting from the merger, the expectation is that the combined company will maintain a strong a credit profile.

The new company expects to pursue up to $100 million share or purchase program following the transaction closing, subject to market conditions and board approval at the time. Now let me turn the call back over to Eric.

Eric Thornburg:	The path to closing is clear, we expect the transaction to be completed by year end 2018. We will be filing for the relevant state, shareholder and federal approval as soon as practical and as you see outlined.

Given the benefits for all our stakeholders, and the complementary nature of operations we feel confident in our ability to deliver on this timeline. To summarize on slide 23 we believe this is an outstanding step forward for SJW Group and Connecticut Water.

As well as for our shareholders, our customers, our employees, and communities. We choose scale, diversification, and new opportunities for investment as well as the benefits that come from a combined leadership team with an excellent track record of strategic execution and value creation.

I couldn’t be more excited about our new team and the opportunities this transaction creates. And I know that Dave shares my confidence in the path ahead. Thank you again for joining us today, we’ll turn it back over to the operator for questions, Operator?

Operator:	Thank you, at this time if you have a question please press star one on your touch tone phone. If at any point your question has been answered you may remove yourself from the cue by pressing the pound key.

In the interest of time, we do ask that you limit yourself to one initial question and one follow up question. Your first question comes from line of Ryan Connors of Boenning & Scattergood.

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Eric Thornburg:	Good morning Ryan.

Ryan Connors:	Great presentation also, really laid it out well. I had a couple questions, first off I think like many on the institutional side we’ve been hoping for exactly this type of transaction that kind of vaults to small or liquid players into relevant so I think it’s great.

We’re really excited about the deal. We hope it represents the start of a trend, with that said it’s been kind of been a long time coming. So, obviously there are some challenges to getting to this point.

And I wondered if you could kind of walk us through the process a little bit on about how you got to this point? And in particular what kind of challenges you faced and push back you faced from various stakeholders and how you over came those things to move this forward?

Eric Thornburg:	Well thank you Ryan and thank you for your kind remarks. When I got to San Jose water we reached out to Connecticut Water and it was very clear that there was a strong cultural fit between two organizations.

When you look at it as you mentioned the ability to build a stronger more robust balance sheet and the combination of very similar cultures, the increased scale and diversity of service area and geography that comes with it was very attractive to both organizations.

And it came together rather quickly, and as it was so evident to us that it was the right path forward. So we’re very, very excited about the combination, we definitely believe that it will increase our growth prospects and the ability to create value for our shareholders.

And we look forward to being more of a national player now as opposed to an East Coast and a West Coast utility. And so we’re very excited and looking forward to working together with a new team.

Ryan Connors:	OK, that’s great and then the other one I had is you mention the regulatory approvals I don’t imagine you’ll face any issues there, but what kind of issues

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will they be looking at? I mean what will be the things that their looking to get counsel with before they do make those approvals?

Eric Thornburg:	Both companies have outstanding relationships with our regulators built on trust and we’re prepared to provide all of the information that they need in order to evaluate this.

But we’re very, very confident, as you say, because of the outstanding benefits to customers, to shareholders, to employees and our commitments to communities we anticipate approval and we’re real excited about it and anxious to get started.

Ryan Connors:	OK, great. Thanks for you time.

Eric Thornburg:	Thank you, Ryan.

Operator:	Once again, if you would like to ask a question please press star then the number one on your telephone keypad. Your next question comes from the line of Michael Gaugler of Janney Montgomery Scott.

Michael Gaugler:	Good morning, everyone.

Dave Benoit:	Good morning.

Eric Thornburg:	Good morning, Michael.

Michael Gaugler:	Eric, you mentioned enhanced growth and certainly you should get that across the platform. Just wondering where you see the future growth. Is it largely in the existing footprint or are you looking actively outside of it?

Eric Thornburg:	You know, Mike, thanks for the question. First and foremost, of course, we’re going to really focus on execution here now and putting our companies together, achieving the regulatory approvals necessary in getting forward.

That will be our near term focus but as we mentioned, now we have this national footprint and so we’re not confined to growing just in our own backyards but we can be opportunistic across the country.

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And we can compete better for that growth as well because we’ll have a lower cost to capital and the scale in which to really compete effectively. So, we will not be limited by geography. We will look to grow throughout the United States as opportunities arise.

Michael Gaugler:	And, just as a follow up to that one, between now and the end of the year when you expect the deal to close is this the sole focus or would you be willing to look at other things as they materialize throughout 2018?

Eric Thornburg:	You know, we’d always be open to looking at opportunities that might arise but clearly this is such a transformational combination that we’ll keep our eye on the ball and make sure that we get this accomplished in a timely fashion. The benefits are so compelling it is truly transformational. So that’s going to be our main focus.

Michael Gaugler:	OK. That’s all I had, gentlemen. Thank you.

Eric Thornburg:	Thank you, Michael.

Dave Benoit:	Thank you.

Operator:	Your next question comes from the line of Michael Lapides of Goldman Sachs.

Michael Lapides:	Hey, guys. Thanks for taking my question. Just curious, first of all within the water industry what do you think the biggest hurdles are to incremental consolidation of the municipal utilities?

Eric Thornburg:	Well, thank you for that question, Michael. You know, municipal utilities, there’s many out there are well run but they have significant capital challenges and we all do believe that the consolidation and achieving scale is the right answer. There are impediments to that but I think they’re gradually getting knocked down.

For instance, there’s some fair value legislation that’s been passed in a number of states that makes it – makes a path to consolidation a little easier. And so, we’re working on it as an industry and with our municipal colleagues

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to get that accomplished and we’d really like to see that consolidation step up the pace.

And, of course, that’s the value and the benefit of this combination, it is transformative because the two companies together we can have stronger balance sheet, we have the ability to access capital better and we’ll have a lower cost to capital and that broader footprint now, as I said, not just an New England utility or a California, Texas utility but we’ll have a national footprint and that positions us well to take advantage of that growth.

Michael Lapides:	And, how do you think about when consolidation like this occurs within water utilities as well future consolidation either of investor owned companies or municipally owned? Where are the biggest opportunities for O&M cost savings may lie?

Eric Thornburg:	Thank you, Michael. You know and to be clear this transaction, this combination is not about synergies.

We’re very focused on remaining a local company but having national scale and footprint. But inevitably the – there will be some overlap in public company cost so we can – that we can capture.

And as well you think about procuring material and the like so that over time we can leverage that scale. And as well things like an I.T. platform, we get benefits from having a broader scale to build on there.

So I do believe there will be benefits in that area. But as well as the sharing of best practices, sharing ideas across our service areas and leveraging those skill sets and the experience of our employees I know that will create a lot of value as well.

Michael Lapides:	Got it. Thank you, guys. Much appreciate. Thank you for taking my questions.

Eric Thornburg:	Michael, thanks for your interest today. Appreciate it.

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Operator:	Once again, if you’d like to ask a question please press star one. Thank you. That concludes today’s call. The SJW Group and Connecticut Water teams will be available to answer additional questions you may have. You may now disconnect.

END

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995, as amended. Some of these forward-looking statements can be identified by the use of forward-looking words such as “believes,” “expects,” “may,” “will,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” “projects,” “strategy,” or “anticipates,” or the negative of those words or other comparable terminology.

The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals from the shareholders of the Company or the stockholders of SJW Group for the transaction are not obtained; (2) the risk that the regulatory approvals required for the transaction are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (3) the risk that the anticipated tax treatment of the transaction is not obtained; (4) the effect of water, utility, environmental and other governmental policies and regulations; (5) litigation relating to the transaction; (6) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (7) risks that the proposed transaction disrupts the current plans and operations of SJW Group or the Company; (8) the ability of SJW Group and the Company to retain and hire key personnel; (9) competitive responses to the proposed transaction; (10) unexpected costs, charges or expenses resulting from the transaction; (11) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (12) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses; and (13) legislative and economic developments. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed by SJW Group with the SEC in connection with the proposed transaction.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to the Company’s overall business and financial condition, including those more fully described in the Company’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and SJW Group’s overall business, including those more fully described in SJW Group’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2017. Forward looking statements are not guarantees of performance, and speak only as of the date made, and neither the Company or its management nor SJW Group or its management undertakes any obligation to update or revise any forward-looking statements.

Additional Information and Where to Find It

In connection with the proposed transaction between the Company and SJW Group, SJW Group will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of the Company and SJW Group that also constitutes a prospectus of SJW Group. The

Company and SJW Group may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus, Form S-4 or any other document which the Company or SJW Group may file with the SEC. INVESTORS AND SECURITY HOLDERS OF THE COMPANY AND SJW GROUP ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company and SJW Group through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website at https://ir.ctwater.com. Copies of documents filed with the SEC by SJW Group will be made available free of charge on SJW Group’s investor relations website at https://sjwgroup.com/investor_relations.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

The Company, SJW Group and certain of their respective directors and officers, and other members of management and employees, may be deemed to be participants in the solicitation of proxies from the holders of the Company and SJW Group securities in respect of the proposed transaction. Information regarding the Company’s directors and officers is available in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which will be filed today, and its proxy statement for its 2017 annual meeting dated March 30, 2017, which is filed with the SEC. Information regarding the SJW Group’s directors and officers is available in SJW Group’s annual report on Form 10-K for the fiscal year ended December 31, 2017 and its proxy statement for its 2018 annual meeting dated March 6, 2018, which are filed with the SEC. Investors may obtain additional information regarding the interest of such participants by reading the Form S-4 and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by the Company and SJW Group. These documents will be available free of charge from the sources indicated above.